Exhibit 4.6

File No.:

Retention Period:

Letter of Investment Commission, Ministry of Economic Affairs

Address: 8F, No. 7, Sec. 1, Roosevelt Rd., Taipei City

Fax: (02) 23964748

Recipient: Mr. Kang, Wen-Yen, Attorney-at-Law, attorney-in-fact of Himax Technologies, Inc. ( ) etc.

Issue Date: September 7, 2005

Issuance No.: Ching-Shen-(2)-Zi No. 094016389

Level: General

Classification Level and Conditions to Declassify: General

Attachment: attached hereto

Subject: (Outbound No. 11145) Re. Your application for outward investment in Himax Technologies Limited (Cayman) for the proposed share exchange

Illustration:

1.	This Letter is issued in response to your Application Form dated 17 June 2005.

2.	Your application that the total 166,934,149 shares in the amount of NT$1,669,341,490 (US$53,289,328) hold by 49 juristic person shareholders (including Chi Mei Optoelectronics Corp.) and 1,496 individual shareholders (including Mr. Jordan Wu) are in exchange for the shares of Himax Technologies Limited (Cayman) for it to conduct any legitimate business permissible under Cayman Island laws is approved.

3.	If the fund of the contemplated share exchange herein is reinvested in the Mainland China, please apply in advance for approval to this Commission in accordance with the Regulations Governing the Approval of Investment or Technical Cooperation in Mainland China.

4.	As for the approved foreign investment plan, whenever the investment begins, the investor shall report the status of the investment to this Commission for its examination; if the investment does not begin pursuant to the investment plan within one year after the approval, and no application is made for extension to this Commission before the above-prescribed time frame, the original foreign investment approval shall be invalidated immediately without any notice; the approved share exchange shall be implemented within one year after the approval, if not so implemented and no application is made for extension to this Commission, all un-implemented portion shall be invalidated immediately without any notice.

5.	To implement the share exchange, your company shall submit the capital amount certified and audited by a public certified accountant and copies of proof regarding the approved company registration to this Commission for its review.

6.	Please actively participate in the Taiwanese Businessmen Association where the investing enterprise is located to enhance the cooperation and communication between the local Taiwanese businessmen, and make use of the Overseas Chinese Credit Guarantee Fund for the better development of the business; for relevant information regarding the organization of the Taiwanese Businessmen Association and details of Overseas Chinese Credit Guarantee Fund, please refer to the website of the Overseas Chinese Affairs Commission (www.ocac.gov.tw).

Original copies to: Mr. Kang, Wen-Yen, Attorney-at-Law, attorney-in-fact of Himax Technologies, Inc. etc.

Copies to: Ministry of Foreign Affairs, Foreign Exchange Bureau of the Central Bank of China (no attachment is sent to the above two authorities), Export-Import Bank of the Republic of China, and the 4th division of this Commission (one copy of detail of the shareholding is sent to each of the above two authorities respectively)

Chairman of the Council Shin, Yen-Hsiang (seal)

Attachment (List of Investors)

(Omitted)